2019 Fourth Quarter Earnings Conference January 16, 2020

Agenda Welcome Jeff Su 4Q19 Financial Results and 1Q20 Outlook Wendell Huang Key Messages Wendell Huang C.C. Wei Q&A

Safe Harbor Notice TSMC’s statements of its current expectations are forward-looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements. Information as to those factors that could cause actual results to vary can be found in TSMC’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) on April 17, 2019 and such other documents as TSMC may file with, or submit to, the SEC from time to time. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Statements of Comprehensive Income

4Q19 Revenue by Technology

Revenue by Technology

4Q19 Revenue by Platform

2019 Revenue by Platform

Balance Sheets & Key Indices

Cash Flows * Free cash flow = Cash from operating activities – Capital expenditures (1)

2019 Financial Highlights

1Q20 Guidance Revenue to be between US$ 10.2 billion and US$ 10.3 billion Based on our current business outlook, management expects: And, based on the exchange rate assumption of 1 US dollar to 29.9 NT dollars, management expects: Gross profit margin to be between 48.5% and 50.5% Operating profit margin to be between 37.5% and 39.5%

Recap of Recent Major Events Please visit TSMC's website (http://www.tsmc.com) and Market Observation Post System (http://mops.twse.com.tw) for details and other announcements TSMC Recognizes Outstanding Suppliers at 2019 Supply Chain Management Forum (2019/12/05) University of Tokyo and TSMC Announce Organization-Wide Advanced Semiconductor Technology Collaboration (2019/11/27) TSMC Board of Directors Approves NT$2.5 Cash Dividend for Third Quarter 2019 and Sets March 19 as Ex-Dividend Date, March 25 as the record date and April 16, 2020 as the distribution date (2019/11/12) MediaTek’s World-Leading 8K DTV SoC in Volume Production on TSMC 12FFC Technology (2019/11/08) TSMC and GLOBALFOUNDRIES Announce Resolution of Global Disputes Through Broad Global Patent Cross-License (2019/10/29)

http://www.tsmc.com invest@tsmc.com